WILLIAM D. KITAY
(416) 367-7375
FAX (416) 367-7371
kitay.william@dorsey.com

June 2, 2005

VIA FACSIMILE AND EDGAR

Linda van Doom
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549-0303

Re:	NB Capital Corporation Form 10-K for the year ended December 31, 2004 (SEC File No. 1-14103)

Dear Ms. van Doom:

        On behalf of our client NB Capital Corporation (the “Company”), we transmit herewith a letter as also filed today via EDGAR. This letter responds to the comment contained in your letter, dated May 26, 2005 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (SEC File No. 1-14103) filed on March 31, 2005 (the “Form 10-K Filing”). The response contained in this letter corresponds to the numbered comment in the Comment Letter.

Form 10-K for the year ended December 31, 2004

Notes to the Financial Statements, pages F-6 — F-9

Note 6 Stockholders’ Equity, Page F-9

1.	We acknowledge your comment requesting the inclusion of financial statements from the National Bank of Canada. In order to help us to focus our efforts, we wish to ask if you could provide citations to each rule, regulation, bulletin, interpretation, statement or other document that may help us to provide a meaningful and suitable response. We would greatly appreciate your guidance in order to properly analyze the relevant issues and to respond to you appropriately.

Closing Statement

        On behalf of our client, NB Capital Corporation, we hereby confirm to you the Company’s acknowledgement of the following matters:

Linda van Doom
June 2, 2005

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	a staff comment or changes to the disclosure in response to a staff comment in the filing reviewed by the staff does not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert a staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

        We appreciate your efforts with regard to the Company’s Form 10-K Filing, and we look forward to your response to this letter. If you have any questions regarding this letter, please feel free to contact me at (416) 367-7375 or Gil I. Cornblum at (416) 367-7373.

Very truly yours, /s/ William D. Kitay William D. Kitay

cc:	Mr. Matthew J. Maulbeck (U.S. Securities and Exchange Commission)
Mr. Serge Lacroix (NB Capital Corporation)
Mr. Jean Dagenais (NB Capital Corporation)
Ms. Vanessa Fontana (NB Capital Corporation)
Mr. Gil I. Cornblum (Dorsey & Whitney LLP)